Exhibit 99.1

Radware Reports Second Quarter 2023 Financial Results

Second Quarter 2023 Financial Results and Highlights

•	Revenue of $65.6 million, down 13% year-over-year

•	Total ARR of $208.3 million, up 7% year-over-year

•	Non-GAAP gross margin of 82.3% compared to 83.3% in the second quarter of 2022

•	Non-GAAP EPS of $0.10; GAAP net loss per diluted share of $0.13

TEL AVIV, Israel, August 2, 2023 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the second quarter ended June 30, 2023.

“During the second quarter of 2023, we continued to execute on our cloud security strategy, accelerating our cloud ARR growth 23% year-over-year,” said Roy Zisapel, Radware’s president and CEO. “At the same time, we encountered headwinds in on-premise appliance sales. As the macroeconomic environment evolves, we will continue to align our investments with our key priorities, which include driving cloud security growth, enhancing our go-to-market partnerships, and expanding into the mid-sized enterprise market.”

Financial Highlights for the Second Quarter 2023

Revenue for the second quarter of 2023 totaled $65.6 million:

•	Revenue in the Americas region was $26.8 million for the second quarter of 2023, a decrease of 10% from $29.7 million in the second quarter of 2022.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $22.6 million for the second quarter of 2023, a decrease of 24% from $29.7 million in the second quarter of 2022.

•	Revenue in the Asia-Pacific (“APAC”) region was $16.2 million for the second quarter of 2023, an increase of 3% from $15.7 million in the second quarter of 2022.

GAAP net loss for the second quarter of 2023 was $5.8 million, or $(0.13) per diluted share, compared to GAAP net income of $3.2 million, or $0.07 per diluted share, for the second quarter of 2022.

Non-GAAP net income for the second quarter of 2023 was $4.5 million, or $0.10 per diluted share, compared to non-GAAP net income of $8.1 million, or $0.18 per diluted share, for the second quarter of 2022.

As of June 30, 2023, the Company had cash, cash equivalents, short-term bank deposits, and marketable securities of $402.0 million. Net cash provided by operating activities was $4.9 million in the second quarter of 2023.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, August 2, 2023, at 8:30 a.m. EDT to discuss its second quarter 2023 results and the Company’s third quarter 2023 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware

Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2023 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	42,644	46,185
Available-for-sale marketable securities	77,222	44,180
Short-term bank deposits	222,769	207,679
Trade receivables, net	16,820	17,752
Other receivables and prepaid expenses	9,815	7,196
Inventories	12,323	11,428
	381,593	334,420

Long-term investments
Available-for-sale marketable securities	59,375	90,148
Long-term bank deposits	0	43,765
Severance pay funds	2,092	2,146
	61,467	136,059

Property and equipment, net	20,224	21,068
Intangible assets, net	17,702	19,686
Other long-term assets	41,168	41,269
Operating lease right-of-use assets	20,776	23,078
Goodwill	68,008	68,008
Total assets	610,938	643,588

Liabilities and shareholders' equity

Current Liabilities
Trade payables	7,847	6,464
Deferred revenues	111,309	108,243
Operating lease liabilities	4,633	4,685
Other payables and accrued expenses	36,391	44,643
	160,180	164,035

Long-term liabilities
Deferred revenues	70,369	72,219
Operating lease liabilities	17,210	19,461
Other long-term liabilities	18,809	19,430
	106,388	111,110

Shareholders' equity
Share capital	733	732
Additional paid-in capital	514,743	498,168
Accumulated other comprehensive loss, net of tax	(4,680)	(4,844)
Treasury stock, at cost	(336,953)	(303,299)
Retained earnings	132,513	141,402
Total Radware Ltd. shareholder's equity	306,356	332,159

Non–controlling interest	38,014	36,284

Total shareholders' equity	344,370	368,443

Total liabilities and shareholders' equity	610,938	643,588

Radware Ltd.
Condensed Consolidated Statements of Income (loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	65,607	75,114	134,648	148,822
Cost of revenues	12,742	13,888	26,048	26,829
Gross profit	52,865	61,226	108,600	121,993

Operating expenses, net:
Research and development, net	21,141	21,623	42,291	41,993
Selling and marketing	31,917	32,290	63,836	62,573
General and administrative	8,307	5,737	16,554	12,264
Total operating expenses, net	61,365	59,650	122,681	116,830

Operating income (loss)	(8,500)	1,576	(14,081)	5,163
Financial income, net	3,419	2,986	6,910	4,684
Income (loss) before taxes on income	(5,081)	4,562	(7,171)	9,847
Taxes on income	727	1,410	1,718	2,925
Net income (loss)	(5,808)	3,152	(8,889)	6,922

Basic net earnings (loss) per share	(0.13)	0.07	(0.20)	0.15

Weighted average number of shares used to compute basic net earnings (loss) per share	43,400,635	44,914,427	43,725,443	45,288,463

Diluted net earnings (loss) per share	(0.13)	0.07	(0.20)	0.15

Weighted average number of shares used to compute diluted net earnings (loss) per share	43,400,635	45,835,440	43,725,443	46,476,687

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	52,865	61,226	108,600	121,993
Share-based compensation	113	94	226	184
Amortization of intangible assets	992	1,256	1,984	1,720
Non-GAAP gross profit	53,970	62,576	110,810	123,897

GAAP research and development, net	21,141	21,623	42,291	41,993
Share-based compensation	2,177	1,635	4,136	3,444
Non-GAAP Research and development, net	18,964	19,988	38,155	38,549

GAAP selling and marketing	31,917	32,290	63,836	62,573
Share-based compensation	3,537	3,043	6,931	4,892
Non-GAAP selling and marketing	28,380	29,247	56,905	57,681

GAAP general and administrative	8,307	5,737	16,554	12,264
Share-based compensation	3,068	876	6,599	1,544
Litigation costs	-	-	-	-
Acquisition costs	545	-	558	1,142
Non-GAAP general and administrative	4,694	4,861	9,397	9,578

GAAP total operating expenses, net	61,365	59,650	122,681	116,830
Share-based compensation	8,782	5,554	17,666	9,880
Litigation costs	-	-	-	-
Acquisition costs	545	-	558	1,142
Non-GAAP total operating expenses, net	52,038	54,096	104,457	105,808

GAAP operating income (loss)	(8,500)	1,576	(14,081)	5,163
Share-based compensation	8,895	5,648	17,892	10,064
Amortization of intangible assets	992	1,256	1,984	1,720
Litigation costs	-	-	-	-
Acquisition costs	545	-	558	1,142
Non-GAAP operating income	1,932	8,480	6,353	18,089

GAAP financial income, net	3,419	2,986	6,910	4,684
Exchange rate differences, net on balance sheet items included in financial income, net	(32)	(1,920)	(807)	(2,814)
Non-GAAP financial income, net	3,387	1,066	6,103	1,870

GAAP income before taxes on income (loss)	(5,081)	4,562	(7,171)	9,847
Share-based compensation	8,895	5,648	17,892	10,064
Amortization of intangible assets	992	1,256	1,984	1,720
Litigation costs	-	-	-	-
Acquisition costs	545	-	558	1,142
Exchange rate differences, net on balance sheet items included in financial income, net	(32)	(1,920)	(807)	(2,814)
Non-GAAP income before taxes on income	5,319	9,546	12,456	19,959

GAAP taxes on income	727	1,410	1,718	2,925
Tax related adjustments	61	61	123	123
Non-GAAP taxes on income	788	1,471	1,841	3,048

GAAP net income (loss)	(5,808)	3,152	(8,889)	6,922
Share-based compensation	8,895	5,648	17,892	10,064
Amortization of intangible assets	992	1,256	1,984	1,720
Litigation costs	-	-	-	-
Acquisition costs	545	-	558	1,142
Exchange rate differences, net on balance sheet items included in financial income, net	(32)	(1,920)	(807)	(2,814)
Tax related adjustments	(61)	(61)	(123)	(123)
Non-GAAP net income	4,531	8,075	10,615	16,911

GAAP diluted net earnings (loss) per share	(0.13)	0.07	(0.20)	0.15
Share-based compensation	0.20	0.12	0.40	0.22
Amortization of intangible assets	0.02	0.03	0.05	0.04
Litigation costs	0.00	0.00	0.00	0.00
Acquisition costs	0.01	0.00	0.01	0.02
Exchange rate differences, net on balance sheet items included in financial income, net	(0.00)	(0.04)	(0.02)	(0.06)
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.10	0.18	0.24	0.36

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,268,786	45,835,440	44,513,899	46,476,687

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(5,808)	3,152	(8,889)	6,922
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,113	3,229	6,191	5,717
Share-based compensation	8,895	5,648	17,892	10,064
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	718	798	955	1,386
Loss (gain) related to securities, net	(1)	(1)	244	(60)
Increase (decrease) in accrued interest on bank deposits	229	39	(1,525)	72
Increase (decrease) in accrued severance pay, net	(36)	(53)	(105)	94
Increase in trade receivables, net	1,937	7,203	932	1,349
Increase (decrease) in other receivables and prepaid expenses and other long-term assets	532	(509)	(2,326)	(4,325)
Decrease (increase) in inventories	(1,044)	(148)	(895)	177
Increase (decrease) in trade payables	3,020	(713)	1,383	3,130
Increase in deferred revenues	470	18,064	1,216	20,500
Decrease in other payables and accrued expenses	(6,944)	(3,850)	(11,442)	(22,182)
Decrease in operating lease liabilities, net	(215)	(1,335)	(1)	(1,772)
Net cash provided by operating activities	4,866	31,524	3,630	21,072

Cash flows from investing activities:

Purchase of property and equipment	(1,595)	(2,333)	(3,363)	(4,497)
Proceeds from other long-term assets, net	1	92	48	37
Proceeds from (investment in) bank deposits, net	21,000	(42,550)	30,200	(20,201)
Proceeds from sale, redemption of and purchase of marketable securities, net	(3,857)	(9,196)	(1,881)	(4,640)
Payment for the business acquisition of SecurityDAM Ltd.	0	0	0	(30,000)
Net cash provided (used in) investing activities	15,549	(53,987)	25,004	(59,301)

Cash flows from financing activities:

Proceeds from exercise of stock options	88	239	308	801
Repurchase of shares	(19,741)	(18,060)	(32,483)	(40,886)
Proceeds from issuance of Preferred A shares in subsidiary		35,000		35,000
Net cash provided by (used in) financing activities	(19,653)	17,179	(32,175)	(5,085)

Increase (decrease) in cash and cash equivalents	762	(5,284)	(3,541)	(43,314)
Cash and cash equivalents at the beginning of the period	41,882	54,483	46,185	92,513
Cash and cash equivalents at the end of the period	42,644	49,199	42,644	49,199

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	(5,808)	3,152	(8,889)	6,922
Exclude: Financial income, net	(3,419)	(2,986)	(6,910)	(4,684)
Exclude: Depreciation and amortization expense	3,113	3,229	6,191	5,717
Exclude: Taxes on income	727	1,410	1,718	2,925
EBITDA	(5,387)	4,805	(7,890)	10,880

Share-based compensation	8,895	5,648	17,892	10,064
Litigation costs	-	-	-	288
Acquisition costs	545	-	558	1,142
Adjusted EBITDA	4,053	10,453	10,560	22,374

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Amortization of intangible assets	992	1,256	1,984	1,720

Depreciation	2,121	1,973	4,207	3,997

	3,113	3,229	6,191	5,717